UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2008.
Commission File Number 000-50656
InNexus Biotechnology Inc.

(Translation of registrant’s name into English)
200 Granville Street, Suite 2760 Vancouver, BC A1 V6C 1S4

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc.
(Registrant)

Date February 26, 2008	By	/s/ Wade Brooksby
(Signature)*
Wade Brooksby
Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

Consolidated Financial Statements
(Expressed in Canadian dollars)
INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Three and six months ended December 31, 2007 and 2006

INNEXUS BIOTECHNOLOGY INC.
NOTICE OF NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS
Under National Instrument 51 — 102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.
The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	June 30,
	2007	2007
	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$658,246	$2,860,551
Cash committed for drug development (notes 6(a) and 7(a))	296,996	2,546,502
Accounts receivable	1,014	—
Prepaid expenses and other	42,206	178,480

Total current assets	998,462	5,585,533

Property and equipment, net (note 3)	2,324,580	1,710,066

Technology rights, net (note 4)	135,775	193,431

TOTAL ASSETS	$3,458,817	$7,489,030

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$109,633	$465,146
Accrued liabilities	134,064	91,931
Commitment for drug development (note 6(a))	—	—
Dividend payable (note 7(c))	468,151	359,087
Debt portion of convertible preferred shares – series A (note 7(c))	105	27

Total current liabilities	711,953	916,191

Commitment for drug development (note 6)	—	1,492,142

Shareholders’ equity:
Common shares, no par, unlimited shares authorized, 52,598,253 issued and outstanding (June 30, 2006 – 52,098,253) (note 7(a))	12,021,224	11,973,466
Preferred shares – exchangeable, no par, 6,917,188 shares authorized, 2,258,594 issued and outstanding (June 30, 2006 – 2,758,594) (note 7(b))	138,990	186,748
Preferred shares – series A convertible, no par, 27,500 shares authorized, 22,565 issued and outstanding (note 7(c))	1	1
Contributed surplus	6,110,439	5,481,725
Deficit accumulated during the development stage	(15,523,790)	(12,561,243)

Total shareholders’ equity	2,746,864	5,080,697

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,458,817	$7,489,030

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board of Directors:

“Jeff Morhet”	Director	“Wade Brooksby”	Director

JEFF MORHET		WADE BROOKSBY

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Six months ended
	December 31,		December 31,
	2007	2006	2007	2006
Revenues
Analytical sales	$1,014	$—	$1,014	$—
Rental revenue	15,945	—	15,945	—

Total revenues	16,959	—	16,959	—

Operating expenses
Reimbursements received for development commitment (note 6(a))	(159,024)	—	(1,492,142)	—
Research and development	1,187,278	354,687	2,071,973	455,230
Research and development – related party (note 5)	—	150,987	—	485,132
General and administrative	988,213	722,784	2,260,116	1,132,454
General and administrative – related party (note 5)	11,179	40,780	89,703	83,798

	2,027,646	1,269,238	2,929,650	2,156,614

Operating loss	(2,010,687)	(1,269,238)	(2,912,691)	(2,156,614)

Other income (expense):
Interest income	33,571	49,118	67,397	78,637
Interest expense (note 7(c))	(70,360)	(51,555)	(117,253)	(107,007)

Net loss	$(2,047,476)	$(1,271,675)	$(2,962,547)	$(2,184,984)

Deficit accumulated during the development stage, beginning of period	(13,476,314)	(8,302,542)	(12,561,243)	(7,389,233)

Deficit accumulated during the development stage, end of period	$(15,523,790)	$(9,574,217)	$(15,523,790)	$(9,574,217)

Basic and diluted loss per share (note 8)	$(0.05)	$(0.04)	$(0.06)	$(0.07)

Weighted average number of common shares outstanding (note 8)	54,233,778	31,552,771	53,989,213	29,435,401
See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Six months ended
	December 31,		December 31,
	2007	2006	2007	2006
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(2,047,476)	$(1,271,675)	$(2,962,547)	$(2,184,984)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Release of cash restricted for drug development	180,621	—	837,410	—
Depreciation and amortization	153,203	68,388	282,610	123,268
Accrued interest expense	63,934	51,555	109,064	107,007
Stock-based compensation	452,312	84,191	628,792	207,275
Changes in non-cash operating working capital:
Accounts receivable	(1,014)	7,500	(1,014)	7,500
Prepaids and other assets	83,005	94,123	136,274	81,230
Accounts payable and accrued liabilities	(369,373)	(181,670)	(313,380)	257,158
Commitment for drug development	(159,024)	—	(1,492,142)	—

Net cash used in operating activities	(1,643,812)	(1,147,588)	(2,774,933)	(1,401,546)

INVESTING ACTIVITIES
Release of cash restricted for drug development	702,386	—	1,412,096	—
Purchase of equipment	(109,644)	(164,425)	(839,468)	(541,757)

Net cash provided by (used in) investing activities	592,742	(164,425)	(572,628)	(541,757)

FINANCING ACTIVITIES
Proceeds from share capital	—	332,850	—	5,847,388
Issuance costs	—	(252,677)	—	(409,803)

Net cash provided by investing activities	—	80,173	—	5,437,585

(Decrease) increase in cash and cash equivalents	(1,051,070)	(1,231,840)	(2,202,305)	3,494,282

Cash and cash equivalents, beginning of period	1,709,316	5,319,532	2,860,551	593,410

Cash and cash equivalents, end of period	$658,246	$4,087,692	$658,246	$4,087,692

Supplementary information:
Interest paid	$—	—	$—	$—
Taxes paid	—	—	—	—
Non-cash investing and financing activities:
Accretion of preferred shares-series A to debt	52	—	78	—
Warrants for issuance costs	47,758	—	47,758	—
Shares issued on conversion of bridge loan	—	250,000	—	250,000
See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
1.	Going concern:

InNexus Biotechnology Inc. (“InNexus,” “IXS” or the “Company”) is incorporated under the laws of British Columbia. On July 3, 2003, the Company changed its name from Cusil Venture Corporation (“Cusil”) to InNexus Biotechnology Inc. in connection with a business combination. The Company is a drug development company focused on commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (“DXLTM”) technology. DXLTM seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies. The Company is a development stage enterprise and commercial operations have not yet commenced.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s continuation as a going concern is dependent on either successfully bringing its technologies to market, achieving future profitable operations or obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. These consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.
2.	Significant accounting policies:
(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its subsidiaries InNexus, Inc. (“IXI”), InNexus Exchange Corp. (“IEC”), both of which are U.S. corporations. InNexus Biotechnology International Limited (“IBIL”) and InNexus Bioscience (Barbados) Inc. are Barbados corporations, and North Bioscience Inc. is a British Columbia corporation, all of which are wholly-owned. All intercompany transactions and balances have been eliminated.

Effective June 27, 2003, Cusil, which on July 3, 2003 changed its name to InNexus Biotechnology Inc., with its wholly owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of IXI. Concurrently, the shareholders of IXI obtained control of Cusil/lnNexus through the exchange of IXI shares for shares of the Company; as a result, Cusil/InNexus’ transaction with IXI has been accounted for in these consolidated financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows for the period from IXI’s incorporation on July 20, 1997 to June 30, 2003 reflect IXI’s results from operations and cash flows combined with those of Cusil/InNexus from the reverse takeover on June 27, 2003 to June 30, 2003. In subsequent periods, the consolidated statements of operations, and deficit and cash flows reflect the results of operations and cash flows of the consolidated Company.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
2.	Significant accounting policies (continued):
(b)	Development stage enterprise:

The accompanying consolidated financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises.”

(c)	Cash and cash equivalents:

Cash equivalents are highly liquid investments which are readily convertible to contracted amounts of cash having an original maturity of three months or less. Restricted cash is contractually obligated to be used by the Company for normal and routine operations related to specific research activities in existence at the time of the restriction. Periodically, the Company’s cash balances may be in excess of federally insured limits.

(d)	Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided on the straight line basis over the estimated useful lives from the time the equipment is put in use:

Asset	Estimated Useful Life
Laboratory equipment	five years
Computer hardware and software	three years and four months
Furniture and fixtures	five years
Leasehold improvements	shorter of ten years or remaining lease term
Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred.

(e)	Technology rights:

Acquisition costs for technology rights are capitalized and amortized on a straight-line basis over their estimated useful lives of five years.

Research costs are charged as an expense in the period in which they are incurred.

Development costs are charged as an expense in the period incurred unless they meet generally accepted criteria for deferral and amortization. Once they meet the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold. At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
2.	Significant accounting policies (continued):
(e)	Technology rights (continued):

The carrying value of technology rights does not necessarily reflect present or future values. The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

(f)	Impairment or disposal of long-lived assets:

The Company assesses the impairment of equipment or technology rights whenever events or changes in circumstances indicate that the carrying values may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. No provision for write-downs with respect to long-lived assets has been made to date.

(g)	Development contract:

During fiscal 2007, the Company entered into a contract with Royalty Pharma for the sale of potential future revenue rights to DXL™ products (note 6(a)). The contract carries milestones which, if achieved, will trigger either additional proceeds or a reduction in the purchased revenue rights. The Company conducts development activities which complement the Company’s ability to meet these milestones. All proceeds received under the contract are non-refundable and carry no additional performance requirements. The proceeds have been classified as a commitment for drug development and are recognized in the income statement as the Company conducts the research and development activities applicable to the projects.

(h)	Financial instruments:

The carrying amounts of financial instruments, including cash, cash equivalents, restricted cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments.

(i)	Revenue recognition:

Nonrefundable fees received under licensing agreements are recognized as revenue when the Company has completed all significant continuing obligations to the other parties.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended December 31, 2007 and 2006
(Expressed in Canadian dollars)
2.	Significant accounting policies (continued):
(j)	Stock-based compensation:

The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to account for grants under the Company’s Stock Option plan (see note 7(d)). As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation. The fair value of stock options is determined by the Black-Scholes option pricing model.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are remeasured at each reporting date during the vesting period as the options are earned. Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period. Forfeitures are estimated and accounted for at the date of grant and adjusted to actual in the period in which they occur. All of the Company’s option grants have a graded vesting schedule; the Company measures related compensation costs on a straight-line basis over the requisite service period for the entire award.

(k)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

(l)	Net loss per common share:

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted loss per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended September 30 December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
2.	Significant accounting policies (continued):
(m)	Foreign currency translation:

The Company’s functional currency is the Canadian dollar. Foreign currency denominated monetary assets and liabilities of the Company are translated into Canadian dollars at the prevailing exchange rates in effect at the end of the reporting period. Non-monetary assets and liabilities and revenues and expenses are translated at the rate of exchange in effect on the date of the transaction. Translation adjustments that arise from translating the foreign subsidiary’s financial statements from local to Canadian currency are recorded in general and administrative expenses.

(n)	Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of technology rights, useful lives and methods for amortization, and valuation of stock options and warrants. Actual results may differ from those estimates.

(o)	Reclassifications:

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted for the current year. The reclassifications had no effect on net loss, loss per share, cash flows or cash balances.
3.	Property and equipment:

Equipment consists of the following:

	December 31,	June 30,
	2007	2007
Laboratory equipment	$1,722,233	$1,004,972
Computer hardware and software	133,459	86,635
Furniture and fixtures	204,425	135,433
Leasehold improvements	746,059	739,669

	2,806,176	1,966,709

Accumulated amortization	(481,596)	(256,643)

Total equipment, net	$2,324,580	$1,710,066

For the six months ended December 31, 2007 and 2006, the Company recorded $224,953 and $65,611 of amortization expense related to property and equipment.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended September 30 December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
4.	Technology rights:

Technology rights consist of the following:

	December 31,	June 30,
	2007	2007
DXL™ rights	$254,076	$254,076
1F7 rights	10,000	10,000
Additional antibodies	312,482	312,482

	576,558	576,558

Accumulated amortization	(440,783)	(383,127)

Total technology rights, net	$135,775	$193,431

Estimated aggregate amortization expense for technology rights for the following years is as follows:

2008	$57,656
2009	62,496
2010	15,623
For the six months ended December 31, 2007 and 2006, the Company recorded $57,656 and $57,656 of amortization expense related to technology rights.

In July 2003, the Company notified the unrelated holder of the 1F7 license of their breach of a sub-license agreement held between two subsidiaries of the Company. The Company has ceased use of the sub-license pending resolution of the matter. The Company has concluded that there has not been a material impairment in the value of its acquired 1F7 rights.

5.	Related parties:

A significant amount of the Company’s technology rights were acquired from the founding scientist whose spouse, upon acquisition, served as a board member of the Company through December 2006. The company paid development consulting and compensation costs to the scientist, spouse and their research company of $485,132 during the six months ended December 31, 2006.

Consulting expenses of $89,703 and $83,798 were recognized by the Company for management services provided by the spouses of Board members during the six months ended December 31, 2007 and 2006, respectively.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended September 30 December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
6.	Commitments and contingent liabilities:
(a)	Revenue commitments:

On June 6, 2007, the Company sold to RP Dynamic Cross-Linking LP (“Royalty Pharma” — an unrelated party) rights to potential future revenues for products to be developed with the Company’s technologies using antibodies to be selected by Royalty Pharma. The US$2,000,000 sale for the first development entitles Royalty Pharma to 50% of the revenues of products developed from the selected antibody. On February 7, 2008, Royalty Pharma exercised its contract option to purchase revenue rights for the second selected antibody for US$2,500,000. The proceeds are committed to use within the Company’s research activities. If both parties agree that the Company’s development of each antibody has reached a mutually agreed potency target, Royalty Pharma must elect to either 1) pay an additional US$15,000,000 to the Company for additional development of each antibody, or 2) incur a reduction of its purchased rights from 50% to 10% of revenues on the future products. If Royalty Pharma selects option (2), the Company will have the right to sell the DXL™ product to a third party. In the event InNexus enters into a third party agreement and Royalty Pharma does not elect to make the additional payment, its revenue interest will be calculated based upon 10% of the payments made to InNexus by the third party (subject to a floor of 5% of the third party’s net sales) instead of 10% of net sales of future products. Development costs under the contract during the six month period ending December 31, 2007 included $1,379,669 of expense and $798,115 of capital expenditures.

Technology rights:

In October 2004, the Company acquired all rights, title and interest to technology rights for specific additional antibodies from ImmPheron. Consideration included a royalty of 3% on net sales of any products the Company develops from the antibodies, and payment, if any, of 10% of income received by the Company from third party licenses of products developed from the antibodies. As of June 30, 2007, no such royalties had become payable by the Company.

(b)	Development Commitments:

In April 2006, the Company entered into a collaboration agreement whereby the parties will complete feasibility studies at a total cost of US$60,000 to be shared equally. As of June 30, 2007, no costs have been incurred for this agreement.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended September 30 December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
6.	Commitments and contingent liabilities (continued):
(c)	Leases:

The Company has entered into leases for office and laboratory space with non-cancelable monthly lease payments of US$55,902 per month through September 2016. Aggregate minimum annual lease commitments under the leases as of September 30, 2007 are as follows:

Fiscal year	US$
2008	$335,412
2009	670,824
2010	670,824
2011	670,824
2012	670,824
Thereafter	2,851,002

$5,869,710

Expense incurred under leases was CAD$365,561 and $215,775 for the six months ended December 31, 2007 and 2006, respectively.

In November 2007, the Company entered into a two year sub-lease of a portion of its laboratory space. The lease will produce revenues of US$10,272 per month through November 2009. Rental revenue recognized under the sub-lease was CAD$15,945 for the six months ended December 31, 2007.

(d)	Contingent liabilities:

The Company is involved in litigation arising in the ordinary course of its business. The Company does not believe at the present time that the resolution of these legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows.
7.	Share capital:
(a)	Common shares:

In June 2003, 4,910,547 of the common shares issued by the Company as part of the reverse takeover business combination between IXI and Cusil/InNexus Biotechnology Inc were held in escrow. The escrow agreement provides for their release according to the following schedule: 5% each six months for the first two years and 10% each six months for the remaining four years. At December 31, 2007, there were 1,964,219 common shares remaining in escrow.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital (continued):
(a)	Common shares (continued):
As of December 31, 2007, 2,258,594 common shares had been allocated for issuance upon the conversion of exchangeable preferred shares of IEC.

In June 2007, as part of an agreement for the sale of future revenue rights, the Company issued 1,096,890 common shares for proceeds of $1,065,670 (US$1,000,000). Proceeds are committed for use within the Company’s normal operating activities.

In August 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325 (note 7(e)). Each unit contained one prepaid warrant which is convertible into one common share of the Company at no additional cost. During fiscal 2007, 10,432,105 of the 12,078,500 issued prepaid warrants were converted into common shares. During the six months ended December 31, 2007 and 2006, none and 8,041,373 of the prepaid warrants were converted, respectively.
(b)	Exchangeable preferred shares:
IEC has issued 6,917,188 exchangeable preferred shares. The exchangeable preferred shares are issued by IEC and are convertible at the option of the holder into an equal number of common shares of the Company. The shares do not accrue dividends.

3,917,188 of the exchangeable preferred shares were issued pursuant to an escrow agreement that provides for their release according to the following schedule: 5% each six months for the first two years and 10% each six months for the remaining four years. At December 31, 2007, there were 1,175,156 of 2,258,594 outstanding exchangeable preferred shares remaining in escrow.
(c)	Series A convertible preferred shares:
In October 2005, the Company completed a private placement with institutional investors consisting of 27,500 units valued at $100 each; each unit was comprised of one Series A convertible preferred share and 400 warrants. 25,000 of the units were offered for cash proceeds of $2,500,000 and 2,500 units were issued to settle a bridge loan payable with a principal amount of $250,000. Total issuance costs of $321,444 included finders’ fees of 8% of the gross proceeds and 660,000 warrants

Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years. Each preferred share is convertible into 400 common shares of the Company at the option of the holder for a period of five years after issuance. During the six months ended December 31, 2007 and 2006, $109,064 and $107,007 of dividends, respectively, were accrued.

Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.25 per share for five years from the closing date. The issuance allows for cashless conversion.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital (continued):
(c)	Series A convertible preferred shares (continued):
In the event that the prevailing market price of the Company’s common share is less than $0.25, the Company will have the right until five years from issuance to redeem any outstanding Series A convertible preferred shares at a price of $100 per share, plus any accrued but unpaid dividends. After the fifth anniversary, the redemption price is $120 per share, plus any accrued but unpaid dividends.

Through the fifth anniversary after issuance, the holder, after notice of redemption, will have a “follow on" conversion right for 20 days at a price of $0.25. After the fifth anniversary, the holder will have a conversion right at the market price if the shares are issued without a four month hold period, or at the discount to market price permitted under the TSX Venture Exchange’s rules if issued with a four month hold period. Through December 31, 2007, no redemptions have occurred.

The common shares of the Company issuable upon either conversion of the Series A convertible preferred shares or exercise of the warrants were subject to a hold period expiring through February 5, 2006.

The Series A convertible preferred shares have both an equity and a debt component. The allocation from equity to debt is recorded using the effective interest method over the five year term of the holders’ conversion option. At December 31, 2007 and 2006 the allocation of the shares’ value to the debt component was $105 and $1, respectively, as reported in current liabilities.

The Company allocated the placement proceeds to the preferred shares and warrants based on the relative fair values of each instrument. The valuation of the warrants using the Black-Scholes model and the following assumptions on the date of issuance resulted in a value higher than the total proceeds:

Dividend yield	0.0%
Risk-free interest rate	3.94%
Expected life (years)	5
Expected volatility	73%
Furthermore, the beneficial conversion valuation for the preferred shares also resulted in an amount larger than the total proceeds. Since both instruments individually were determined to have values in excess of the gross proceeds, the valuation of proceeds less issuance costs was split evenly between the preferred shares and warrants, with the $1 debt portion allocated from the share value.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital (continued):
(d)	Stock options:
Under the Stock Option plan approved by the shareholders at an annual general meeting held in December 2005 and amended at its annual general meeting December 19, 2006, the Company may grant up to 6,330,603 of its issued and outstanding shares for issuance on the exercise of stock options. Under the terms of the Plan, the exercise price of each option is determined by the Board of Directors at the time each option is granted, which shall in all cases be not less than the discounted market price of the common shares covered by such option at the date of grant. Options are non-transferable with a maximum term of five years and terminate between zero and ninety days following the date on which the optionee ceases to be employed by or serve as an officer or director of the Company, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the Board at the time the options are granted.

The continuity of stock options is as follows:

Exercise	Exercise	June 30,			Expired/	Dec. 31,
Expiry date	price	2007	Granted	Exercised	forfeited	2007
February 6, 2008	0.29	260,000	—	—	(260,000)	—
March 15, 2008	0.30	150,000	—	—	—	150,000
March 25, 2008	0.30	80,000	—	—	—	80,000
April 3, 2008	0.30	200,000	—	—	(200,000)	—
May 24, 2008	0.35	50,000	—	—	—	50,000
June 8, 2008	0.37	150,000	—	—	—	150,000
December 15, 2008	0.76	150,000	—	—	—	150,000
February 5, 2009	0.92	70,000	—	—	—	70,000
February 6, 2010	0.92	190,500	—	—	(40,000)	150,500
February 26, 2010	0.82	582,000	—	—	—	582,000
October 16, 2010	0.23	—	404,500	—	—	404,500
June 30, 2010	0.31	—	962,000	—	—	962,000
August 20, 2010	0.26	—	246,490	—	—	246,490
February 6, 2011	0.29	1,030,000	—	—	(110,000)	920,000
October 31, 2011	0.48	100,000	—	—	—	100,000
November 27, 2011	0.56	1,213,579	—	—	—	1,213,579
December 18, 2011	0.71	360,000	—	—	—	360,000
December 19, 2012	0.21	—	300,000	—	—	300,000

		4,586,079	1,912,990	—	(610,000)	5,889,069

Weighted average exercise price		$0.52	$0.27	$—	$0.33	$0.46

Weighted average contractual life remaining (in years)						2.89

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
7. Share capital (continued):
(d)	Stock options (continued):

Exercise	Exercise	June 30,			Expired/	Dec. 31,
Expiry date	price	2006	Granted	Exercised	forfeited	2006
August 17, 2006	0.26	100,000	—	—	(100,000)	—
December 16, 2006	0.55	250,000	—	(100,000)	(150,000)	—
April 20, 2007	0.40	250,000	—	—	—	250,000
June 30, 2007	0.25	1,045,000	—	(200,000)	(130,000)	715,000
September 30, 2007	0.35	325,000	—	(300,000)	—	25,000
February 6, 2008	0.29	460,000	—	(133,332)	—	326,668
March 15, 2008	0.30	150,000	—	—	—	150,000
March 25, 2008	0.30	80,000	—	—	—	80,000
April 3, 2008	0.30	200,000	—	—	—	200,000
April 14, 2008	0.30	100,000	—	(33,332)	—	66,668
May 24, 2008	0.35	100,000	—	—	—	100,000
June 8, 2008	0.37	300,000	—	(50,000)	—	250,000
October 31, 2008	0.48	—	100,000	—	—	100,000
December 15, 2008	0.76	—	150,000	—	—	150,000
February 6, 2011	0.29	1,255,000	—	—	—	1,255,000
November 28, 2011	0.56	—	1,213,579	—	—	1,213,579
December 19, 2011	0.71	—	360,000	—	—	360,000

		4,615,000	1,823,579	(816,664)	(380,000)	5,241,915

Weighted average exercise price		$0.31	$0.60	$0.34	$0.37	$0.40

At December 31, 2007 and 2006, 3,168,383 and 2,307,501, respectively, of the outstanding options were exercisable.

Under the amended guidance for stock-based compensation, the portion of the compensation cost of the options that were granted to employees and non-employees that vested in each year were recorded in these consolidated financial statements at the estimated fair value of the option at the date of grant.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital (continued):
(d)	Stock options (continued):

Stock-based compensation reported as expense is as follows:

	Six months ended
	December 31,
	2007	2006
Research and development	$253,619	$10,965
Research and development – related party	—	16,747
General and administrative	310,684	147,435
General and administrative – related party	64,489	32,128

	$628,792	$207,275

The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Dividend yield	0%	0%
Annual pre-vest forfeiture rate	0–12%	0%
Expected volatility	75-94%	72-78%
Risk-free interest rate	3.85 - 4.57%	3.93 - 4.43%
Expected average option term	2-5 years	2-5 years
The weighted average fair value of the options granted to non-employees during the six months ended December 31, 2007 was $0.14.
(e)	Share purchase warrants:

Exercise	Exercise	June 30,			Expired/	Dec. 31,
Expiry date	price	2007	Granted	Exercised	forfeited	2007
September 6, 2007	0.30	1,605,000	—	—	(1,605,000)	—
August 10, 2008	0.50	177,778	—	—	—	177,778
August 25, 2008 *	0.50	6,366,317	—	—	—	6,366,317
March 15, 2009	1.17	322,925	—	—	—	322,925
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
October 7, 2010	0.25	5,283,000	—	—	—	5,283,000
October 7, 2010	0.25	660,000	—	—	—	660,000
None	0.00	1,646,395	—	—	—	1,646,395

		16,361,415	—	—	(1,605,000)	14,756,415

*	65% warrants are reported at their 100% equivalent units.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital (continued):
(e)	Share purchase warrants (continued):

Exercise	Exercise	June 30,			Expired/	Dec. 31,
Expiry date	price	2006	Granted	Exercised	forfeited	2006
November 4, 2006	0.45	193,000	—	(193,000)	—	—
March 21, 2007	0.45	51,000	—	—	—	51,000
September 6, 2007	0.30	2,020,000	—	(25,000)	—	1,995,000
August 10, 2008	0.50	—	177,778	—	—	177,778
August 25, 2008 *	0.50	—	7,851,025	—	—	7,851,025
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
October 7, 2010	0.25	11,000,000	—	—	—	11,000,000
October 7, 2010	0.25	660,000	—	—	—	660,000
None	0.00	—	12,078,500	(8,051,373)	—	4,027,127

		14,224,000	20,107,303	(8,269,373)	—	26,061,930

*	65% warrants are reported at their 100% equivalent units.

At December 31, 2007, 18,184,432 warrants were outstanding and convertible into 14,756,415 common shares of the Company at exercise prices ranging from $0.00 to $1.34 at the option of the holder. The warrants were comprised of 1,646,395 prepaid warrants, 6,743,703 100% warrants, and 9,794,334 65% warrants.

On August 25, 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325. Each unit is comprised of one prepaid warrant and one 65% warrant. Each prepaid warrant is convertible into one common share of the Company at no additional cost immediately following the closing of the placement; the 65% warrants must be combined into equivalent 100% warrants to be convertible into one common share at a price of $0.50 for two years. The holders have the option of remitting additional warrants in lieu of the cash exercise price. Issuance costs included $317,469 and 177,788 100% warrants valued at $56,149 with an exercise price of $0.50 for two years. All securities were subject to a hold period which expired on December 11, 2006. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The prepaid warrants were valued using the Company’s stock price and the equivalent 100% share warrants and issuance warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	4.17%
Expected life (years)	2
Expected volatility	76%

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital (continued):
(e)	Share purchase warrants (continued):

Prepaid warrants are included in the Company’s loss per share calculation because of their equivalency to common shares.
8.	Net loss per share:

Basic and diluted losses per share have been computed by dividing the net loss available to common shareholders including prepaid warrant holders for each respective period by the weighted average shares outstanding during that period. All non-prepaid warrants, stock options and convertible preferred shares for the six months ended December 31, 2007 and 2006, respectively, have been excluded from the computation of diluted loss per share since they are antidilutive due to the losses generated. For the six months ended December 31, 2007 and 2006, net loss available for common shareholders has been increased by $468,151 and $267,335, respectively, for accrued dividends payable to shareholders of preferred stock — Series A.

9.	Income taxes:

Substantially all of the difference between the actual tax expense (recovery) of nil and the expected federal and provincial/state statutory corporate income tax recovery relates to losses not recognized.

The significant components of the Company’s future income tax assets and liabilities are as follows:

	December 31,	June 30,
	2007	2007
Future income tax assets:
Equipment and other assets	$160,287	$144,730
Share issue costs	67,731	161,497
Losses carried forward:
Canada	2,814,469	2,243,854
United States	—	—

Total future income tax assets	3,042,487	2,550,081

Valuation allowance	(3,042,487)	(2,550,081)

Future income tax assets, net of allowance	$—	$—

At December 31, 2007, the Company has available losses for tax purposes in Canada of approximately $9,227,767 which may be applied to reduce taxable income until 2027.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
For the six months ended December 31, 2007 and 2006
(Expressed in Canadian dollars)
(Unaudited)
10.	Subsequent events:

On February 7, 2008, RP Dynamic Cross-Linking LP (“Royalty Pharma”) exercised its contract option to purchase revenue rights for an additional selected antibody for US$2,500,000 (see note 6(a)). The sale entitles Royalty Pharma to 50% of the revenues of products developed from the selected antibody. The proceeds are committed to use within the Company’s research activities. If both parties agree that the Company’s development of the antibody has reached a mutually agreed potency target, Royalty Pharma must elect to either 1) pay an additional US$15,000,000 to the Company for additional development, or 2) incur a reduction of its purchased rights from 50% to 10% of revenues on the future products. If Royalty Pharma selects option (2), the Company will have the right to sell the DXL™ product to a third party. In the event InNexus enters into a third party agreement and Royalty Pharma does not elect to make the additional payment, its revenue interest will be calculated based upon 10% of the payments made to InNexus by the third party (subject to a floor of 5% of the third party’s net sales) instead of 10% of net sales of future products.

On February 7, 2008, the Company approved a private placement with the Company’s Chief Executive Officer consisting of units with total gross proceeds of $250,000, subject to regulatory approval. Each unit consists of one common share of the Company and one warrant. Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.22 for two years from the date of issuance. Net proceeds from the placement are restricted for research and development activities to be carried on by the Company’s wholly owned subsidiary InNexus Bioscience (Barbados) Inc. in connection with the Royalty Pharma agreement entered into on February 7, 2008 (see notes 10 and 6(a)).

In February, 2008, the Company’s Board of Directors agreed to pay, subject to regulatory approval, compensation to the Company’s Chief Executive Officer (“CEO”) in recognition of his efforts in securing the Royalty Pharma transaction for the Company (see note 6(a)). Under the terms of the agreement the CEO is entitled to receive compensation equal to 7% of the proceeds received by the Company under the Royalty Pharma transaction (the “Compensation Bonus”). Under the terms of the Royalty Pharma agreements, Royalty Pharma may be required to pay up to US$35.5 million to the Company, of which US$5.5 million has been paid to date. The Compensation Bonus is payable subject to the availability of funds in cash or, subject to TSX Venture Exchange approval, the issuance of up to 7,476,793 special compensation warrants at a deemed price of $0.22. Each compensation warrant will entitle the CEO, subject to certain vesting conditions, to acquire one common share of the Company at a price of $0.01 or greater amount as the CEO, the Company and/or the TSX Venture exchange may agree upon. ln February 2008, the Company paid US$243,600 toward the bonus commitment.

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes for the year ended June 30, 2007 which were prepared in accordance with Canadian generally accepted accounting procedures (“GAAP”). All dollar amounts are expressed in Canadian dollars unless otherwise indicated. This discussion and analysis is based on information available to management as of February 11, 2008.
The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided, including but not limited to all documents filed on SEDAR (www.SEDAR.com).
Special Note on Forward Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including but not limited to “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Without limiting the generality of the foregoing, such factors may include the outcome of research and development programs, clinical trials and other scientific based activities, approval of drug applications by FDA or other regulatory bodies, the outcome of licensing and other prospective third party negotiations, actions of existing or yet unidentified competing products or companies, new scientific discoveries, changes in market conditions for the Company’s technology or products based thereon and numerous other factors, including those outlined in other disclosure documents filed by the Company on SEDAR at www.SEDAR.com. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
Overview
InNexus Biotechnology Inc. (“InNexus,” “the Company,” “we,” “us,” or “our” ) is headquartered in Vancouver, British Columbia with principal management and its own in-house developmental facilities based in Scottsdale, Arizona on the campus of Mayo Clinic. These development facilities provide validation of protein and peptide discoveries, enabling the Company and its strategic partners to advance novel drug therapeutics and diagnostics.
InNexus is engaged in monetizing its technology for its own product development projects whether independently, through collaborations with strategic partners and/or through business development activities for the licensing of our technologies and services. The Company’s business strategy is focused on developing and marketing DXL™ technology to the biotechnology and pharmaceutical community for the purpose of rapidly launching and developing multiple candidates. The Company endeavors to be focused on early stage research and development efforts and entering into development agreements whereby the Company may be paid a front-end payment, milestone payments, and royalties for the use of our technology, internal expertise for rapid R&D and products based on DXL™ technology. InNexus is focused on developing products and moving them through a transaction which will provide additional funds to the Company, for the creation of additional products.
Antibodies which are produced naturally within the body attack (bind with) diseased cells and either weaken or destroy them. Monoclonal antibodies display qualities unlike any other substance yet discovered in that they are very specific (good at targeting) and relatively non-toxic; however, of the thousands of monoclonal antibodies developed to date only a few have been approved by the FDA as drugs. Most have failed to become approved drugs because of a lack of potency.
Dynamic Cross Linking (“DXL™”) technology allows InNexus to isolate and expand individual antibodies for the treatment of numerous diseases, including cancer. DXL™ technology is a drug development approach that adds secondary properties to monoclonal antibodies (binding is a primary property) and applies to virtually every antibody product currently in development. Adding these secondary properties can increase the potency of antibodies while creating new intellectual property.
As an example, the Company utilized DXL™ technology with a humanized monoclonal antibody cleared by the FDA for the treatment of non-Hodgkin’s, B-Cell lymphoma (NHL). DXL™ technology greatly enhanced the killing of cancer cells in culture by this antibody, dramatically increasing its potential potency with further in vivo scientific study ongoing.
The major advantage of monoclonal antibody technology over other drug development approaches is superior specificity and lower toxicity. The Company believes that this advantage can be combined with InNexus’ technologies to produce better performing antibody-based drug products with a higher likelihood of achieving FDA clearance.
The worldwide market for antibodies for therapeutic and diagnostic applications is estimated to reach $26 billion by 2010. According to the Pharmaceutical Research and Manufacturers of America, monoclonal antibody products currently represent approximately 27% of all biotechnology products in development by its members. Industry sources estimate that there are currently 260 biotechnology companies worldwide involved in the development of more than 700 antibody-based products. Approximately 220 of these products were in clinical trials.

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
Overview — continued
InNexus’ DXL™ technology has strong appeal to developers of monoclonal antibody products as the technology could potentially enable them to:
▪	Increase potency and thus profitability as well as extend patent life of FDA-approved products. There are currently 33 approved and pending antibody products with a combined market potential of billions of dollars; such products have consumed one-half to two-thirds of their patent life before reaching the product approval stage;
▪	Create new patents on existing antibody diagnostic and therapeutics. Each antibody developed with DXL™ technology may represent a new, patentable invention; this allows InNexus and partners to pursue products and markets in which there are already established competitors;
▪	Convert existing, non-product grade antibodies into ones with product potential (this may represent the largest potential long-term use of the technology platform with thousands of such antibody candidates); and
▪	Create new uses and large new markets for antibody products which did not previously exist.
Corporate Development Update
The following section contains “forward looking statements.” See “Special Note on Forward Looking Statements.”
Dynamic Cross Linking (DXL™) technology gives us a strategic competitive advantage that few other biotech companies have: the ability to use existing FDA approved products with DXL™ technology to make them more effective and extend their patent life, but without changing the fundamental characteristics of how the product seeks its target such as cancer. This gives us the chance to cut years of time and millions of dollars off the typical product development cycle, allowing us to establish value for our products or ‘monetize’ our R&D efforts much more quickly than our competitors.
We have an opportunity to take advantage of it and we changed the fundamental nature of our company during the past year. We shifted from being a technology licensing company to a product development company. This required development of facilities, operations, staff, collaborative partners, finance and many other areas – virtually, the entire company. These enormous changes were very positive ones and we are pleased to report that, to a large extent, this is what InNexus has achieved since fiscal year 2006 – perhaps one of the most exciting times in the history of our company.
We also made significant progress during the year ended December 31, 2007 with regard to advancing the Company’s dual mission of monetizing the Company’s technology through partnerships and advancing DXL™ technology into the clinic.
Efforts to monetize the Company’s technology include the identification of product candidates, providing proof-of-principle research, negotiating licensing and/or co-development agreements which may include advance royalty sales, and multiple, ongoing partnering discussions.
The Company’s advancement of DXL™ technology toward the clinic is anticipated to involve partnerships or agreements. InNexus completed a significant partnership agreement during the year and continues negotiations with multiple potential partners for other collaborative arrangements.

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
During the year ended December 31, 2007, we have recognized US$2,000,000 in our income statement from our partnership with RP Dynamic Cross Linking LP (“Royalty Pharma”). In addition, on February 7, 2008, we entered into an additional contract which will provide revenues to the Company of an additional US$2,500,000.
In June 2007, an InNexus subsidiary, InNexus Biosciences (Barbados) Inc., entered into an agreement with RP Dynamic Cross Linking LP (“Royalty Pharma”) to sell rights to potential advance royalties for products to be developed with specific limited technology rights owned by InNexus and a specific antibody selected by Royalty Pharma. InNexus received US$2,000,000 for the sale of 50% of the future revenues earned for the developed product from the first selected antibody. The agreement also provided Royalty Pharma the right to purchase a revenue interest in a second product for an additional US$2,000,000 plus an additional mutually agreed amount to reflect additional development and other costs for the second product. In February 2008, this right to the second product was executed for US$2,500,000. The total purchase price for the revenue interests will require Royalty Pharma to pay an additional $30 million in order to retain the original 50% of revenues earned from the two products. In addition, Royalty Pharma paid for the purchase of 1,096,890 common shares of InNexus at a price of $1.01 CDN per Share for a total additional investment of US$1,000,000. These proceeds will be used to fund development of the first antibody product under the Agreement. The shares were subject to a hold period which expired October 5, 2007.
Although DXL™ is a fundamentally diverse technology with important synergies for the development of products, partners and other uses such as diagnostics, we believe our best opportunities come from rapid product development using our DXL™ technology. We also believe that, by focusing on existing FDA approved antibody products that can be suitably enhanced with DXL™, we can significantly reduce the time and cost to develop new products. During initial development and/or clinical trials, we can offer for sale or collaborative development our projects to large biotechnology and pharmaceutical companies, thereby significantly accelerating our ability to monetize our efforts. In fiscal year 2008, we are focusing on sustaining that philosophy and launching additional products.
Our strategy for growth has the following elements:
•	Invest all of our financial, human and lab resources in DXL625 (CD20) for near-term growth

•	Nurture our opportunity with Royalty Pharma

•	Launch additional DXL ™ based products

•	Capture opportunities with collaborations, licensing and/or joint activities
R&D investments are not our only strategy for driving growth. InNexus continues to work with collaborators and new corporate acquaintances to conduct proof-of-concept and joint scientific exploration activities for the potential development of innovative products and technologies.
Acknowledgments and Awards
Our efforts have not gone unnoticed. Many key InNexus stakeholders have applauded our first product offering and improved operations, as well as our new approach to doing business. Excellence in Biosciences and numerous other awards and publications accorded InNexus significant recognition. InNexus has been featured in numerous industry publications. We also became one of the 2007 TSX Venture Exchange’s Top 50 companies from a list of over 2,000 companies with InNexus ranked 2nd in the TSX Venture top 10 biotechnology and life sciences companies. While we appreciate the strong support and encouragement received to date, we are determined to build on our success as we look forward to the future.

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
Appointment of Directors and Officers
On January 22, 2008, Dr. J. Donald Capra, MD, chair of InNexus’ Scientific Advisory Board, was appointed to the Board of Directors. Dr. Capra will continue to serve both roles for InNexus. For nine years (1997-2006) Dr. Capra served Oklahoma Medical Research Foundation (OMRF) as President and oversaw an impressive period of growth and new scientific discovery including significant increases in external research funding, scientific faculty and facility improvements. Prior to OMRF, he served as professor of microbiology and internal medicine and was the Edwin L. Cox Distinguished Chair in Immunology and Genetics of University of Texas Southwestern Medical Center and Director of Southwestern’s Molecular Immunology Center. Dr. Capra is also well known for his studies of antibody genes and how they are mutated in autoimmune disorders and was an early leader in the field of monoclonal antibodies. Early in his career he was instrumental in defining the association of immunoglobulin hypervariable regions with the antibody combining site. More recently he has made contributions to our understanding of human B cell development. Along the way he has been a major contributor to our understanding of the various mechanisms of antibody diversity.
Dr. Capra joins continuing Board members Jeff Morhet (Chair), Wade Brooksby, Laurence Luke, Leroy Chiao, R. Glenn Williamson and Gail Thurston.
The audit and compensation committees of the Board were established in fiscal year 2007 and have been actively involved in the Company since. Members of both committees consist of Laurence Luke (Chair of the audit committee), Leroy Chiao (Chair of the compensation committee) and R. Glenn Williamson.
In August 2007, Dr. Thomas Kindt succeeded Dr. Heinz Kohler as Chief Scientific Officer. Dr. Kindt is also a member of InNexus’ Scientific Advisory Board and was most recently Director of Intramural Research and Chief of Laboratory of Immunogenetics at the National Institute of Health in Bethesda, Maryland. In addition, Dr. Kindt spent a year as Visiting Scientist at the Analytical Immunochemistry Laboratory at the Institute Pasteur in Paris, France. He has also served with Rockefeller University in New York and the City of Hope National Medical Center in Duarte, California. Dr. Kindt has served on a number of advisory boards and committees including those of the Institute Pasteur in Tunis, Tunisia, Hematech LLC in Massachusetts, the Institute for Medical Sciences at the University of Tokyo, REDI center in Singapore, and the NIH Facilities Working Group and Blue Ribbon Panel on Bioterrorism and implications for biomedical research. He has authored and co-authored 225 publications, two books and three patents, and is currently an active biomedical consultant, immunology textbook author and adjunct professor at the University of New Mexico’s Department of Biology.
Dr. Jur Strobos joined InNexus as Chief Medical Officer on June 27, 2007. Dr. Strobos brings with him extensive experience as Director of Policy Research in the office of the Commissioner of the Food and Drug Administration (FDA) and a diverse background in drug law, medical product development, and health care. Most recently, he was Vice President of Clinical Research and Regulatory Affairs for Medicis Pharmaceutical Corporation (NYSE: MRX). His prior medical background and four years of residency training in general surgery enabled him to engage in policy development across the broad array of FDA activities from foods, devices and drugs to biological products. His areas of expertise include food and drug law, clinical study design and good manufacturing practices. He has been the successful steward through the FDA of multiple drugs and devices and will be working closely with Dr. Thomas Kindt, InNexus’ Chief Scientific Officer. After law school, a federal court clerkship, and an associate position at a large national law firm, Dr. Strobos received his appointment to the FDA where he worked closely with FDA Commissioner Kessler on regulatory policies. He gained significant experience in regulatory affairs and then served as Clinical Program Development and Regulatory Consultant for Greenberg Traurig, LLP, and Olson, Frank & Weeda, PC, in Washington, DC. He also served as Vice President of Clinical Research and Regulatory Affairs for R&D Laboratories, Inc. Dr. Strobos received his medical training at the University of Chicago, his legal training at the University of Pennsylvania and is admitted to practice in both Washington, DC and California. He has numerous publications and awards including the PHS Special Recognition Award, the FDA Award of Merit and two Commissioner Special Citations.

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
Establishment of the Scientific Advisory Board
During fiscal 2007, InNexus established its Scientific Advisory Board to oversee technological development, collaborate on the best uses and marketability of intellectual property, and advise management on best practices for conducting ongoing development to effect the most efficient marketability of existing and potential technology.
J. Donald Capra, MD, was appointed Chairman of InNexus’ Scientific Advisory Board. In addition, on January 22, 2008, Dr. Capra was appointed to InNexus’ Board of Directors. Dr. Capra serves as President Emeritus of the Oklahoma Medical Research Foundation (OMRF). For nine years (1997-2006) Dr. Capra served OMRF as President and oversaw an impressive period of growth and new scientific discovery including significant increases in external research funding, scientific faculty and facility improvements. In addition to his current duties as President Emeritus, he continues his research projects in the laboratory as Member and Head of the Molecular Immunogenetics Research Program at OMRF. Prior to OMRF, he served as professor of microbiology and internal medicine and was the Edwin L. Cox Distinguished Chair in Immunology and Genetics of University of Texas Southwestern Medical Center and Director of Southwestern’s Molecular Immunology Center. Dr. Capra is also well known for his studies of antibody genes and how they are mutated in autoimmune disorders and was an early leader in the field of monoclonal antibodies. Early in his career he was instrumental in defining the association of immunoglobulin hypervariable regions with the antibody combining site. More recently he has made contributions to our understanding of human B cell development. Along the way he has been a major contributor to our understanding of the various mechanisms of antibody diversity.
Dr. Ronald Levy was appointed to InNexus’ Scientific Advisory Board on February 11, 2008. Dr. Levy is chief of Stanford University’s School of Medicine Oncology Division. Dr. Levy has had strong ties with Stanford University since receiving his MD from the institution in 1968. Among his many honors and awards, Dr. Levy has been the recipient of the Damashek Prize from the American Society of Hematology, the Jeffrey A. Gottlieb Memorial Award from the M.D. Anderson Cancer Center, the Evelyn Hoffman Memorial Award from the Lymphoma Research Foundation of America, and the Key to the Cure Award from the Cure For Lymphoma Foundation. Dr. Levy received his AB in Biochemistry from Harvard University and is the author of more than 250 articles that have appeared in various publications and peer-reviewed journals.
On December 11, 2007, Dr. Judith James, M.D., Ph.D. joined InNexus’ Scientific Advisory Board. Dr. James is the Lou Kerr Chair in Biomedical Research at the Oklahoma Medical Research Foundation and Professor of Medicine/Adjunct Professor of Pathology at the University of Oklahoma Health Sciences Center. Dr. James’ research interests focus on understanding the etiology and pathogenesis of lupus and related disorders, the evolution and pathogenic mechanisms of antibodies in systemic rheumatic disease, and development of diagnostic assays for autoimmune disorders. Her work has made seminal contributions to understanding how autoimmune diseases start and the concept of humoral epitope spreading. She has published over 80 articles concerning these and related topics in journals such as the New England Journal of Medicine, Nature Medicine, Journal of Experimental Medicine, Proceedings of the National Academy of Science, Immunological Reviews and the Journal of Clinical Investigation to name a few. A sought-after speaker, Dr. James has conducted lectures for the American College of Rheumatology, International Systemic Lupus Erythematosus Meetings, and the International Vasculitis Meeting, among others. Dr. James has received several prestigious awards including the Presidential Early Career Award for Scientists. She serves in national/international leadership positions with the American College of Rheumatology and the Lupus Foundation of America. She is a study section member with the National Institutes of Health (NIH). She has also served on several NIH advisory committees and provided testimony supporting the NIH at the Noel Laureates’ Hearing.

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
Dr. Maurizio Zanetti, M.D. was appointed to the InNexus Scientific Advisory Board on December 11, 2007. Dr. Zanetti is a Professor with the University of California, San Diego, department of Medicine, Tumor Growth, Invasion & Metastatis Program. Dr. Zanetti is a member of UCSD’s Cancer Center and the Center for Aids Research. Between 1982 – 2000 Dr. Zanetti was a Career Scientist of INSERM (National Institute of Medical Research) of France and an Assistant Member, Division of Immunology, Medical Biology Institute, La Jolla, CA. Dr. Zanetti has belonged to numerous Honorary and Professional organizations, including Associate Editor, The Journal of Immunology; Associate Editor, Cellular Immunology; Member, American Society of Clinical Investigation; Member, Clinical Immunology Society. He has written over 150 books and publications spanning the years.
Doctors Levy, James and Zanetti join doctors J. Donald Capra, Thomas Kindt, Carlos Arteaga, John Minna, Ellen Vitetta and Martin Weigert on the Scientific Advisory Board.
Private Placements of Common Shares
On February 7, 2008, the Company approved a private placement with the Company’s Chief Executive Officer consisting of units with total gross proceeds of US$250,000, subject to regulatory approval. Each unit consists of one common share of the Company and one warrant. Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.22 for two years from the date of issuance. Net proceeds from the placement will be restricted for research and development activities to be carried on by the Company’s wholly owned subsidiary InNexus Bioscience (Barbados) Inc. in connection with the Royalty Pharma agreement entered into February 7, 2008.
In June 2007, as part of an agreement for the sale of future royalty rights, the Company issued 1,096,890 commons shares for proceeds of $1,065,670 (US$1,000,000).
Results of Operations
During the six months ended December 31, 2007, the Company incurred a loss of $2,962,547 or $0.06 per share as compared to a loss of $2,184,984 or $0.07 per share for the six months ended December 31, 2006.
The current six month gross operating costs increased to $4,421,792 from $2,156,614 in the same period last year (105% increase). The approximate doubling of operating costs is in line with the planned expansion of the Company as we initiated development of our first product and made plans to initiate development of the second. Current year operating expenses were offset by direct reimbursements of $1,492,142 which, when taken into consideration, produce a net operating expense increase of $773,036 (36%) over prior year. The increase in gross operating costs is comprised of a $1,131,611 (120%) increase in research and development costs and a $1,133,567 (93%) increase in general and administrative costs. This approximate doubling of both R&D and G&A costs is also in line with our planned doubling of expenses in the current year.
•	The increase in development operations resulted from
1.	the Company’s use of its DXL™ technology to perform under a drug development agreement InNexus entered into with Royalty Pharma in June 2007, and

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
2.	The Company’s application of its technology platform to other potential uses in anticipation of additional product sales.
•	General and administrative cost increases resulted from implementation over the past year of a new corporate management structure, increased personnel to replace former reliance on independent contractors, and a new office and laboratory facility in Arizona.
The Company has changed the format of its financial statements from those presented in prior years to conform with the format used for the six months ended December 31, 2007 and year ended June 30, 2007. Management has made this change to provide better information to shareholders and investors and as a result prior reporting periods have been reclassified to correspond with the new format. Operating expenses in the Company’s new format are allocated as either “research and development” or “general and administrative”. A further classification is made to identify amounts transacted with related parties. The details of selected, significant differences between the six months ended December 31, 2007 and 2006 are as follows:
In June 2007 the Company generated its first significant operating cash inflow from its Dynamic Cross Linking (DXL™) technology by entering into an agreement with RP Dynamic Cross Linking LP, a Cayman Islands exempt limited partnership (“Royalty Pharma”). The US$2,000,000 sale entitles Royalty Pharma to 50% of the net sales of any products developed using an antibody selected by Royalty Pharma. Under certain success conditions, Royalty Pharma may preserve its revenue rights by injecting an additional US$15,000,000 or opt to reduce its revenue percentage to 10%. The agreement provides for changes in the potential revenue stream to a percentage of net sales in case the developed product is sold to a third party during or after its development. Further, Royalty Pharma had a twelve-month option to purchase additional revenue rights for a second selected antibody under similar terms and conditions which it exercised on February 7, 2008 for cash proceeds on the second selected antibody of US$2,500,000. In addition, Royalty Pharma invested $1,065,670 (US$1,000,000) to purchase 1,096,890 common shares of the Company in June 2007.
This agreement represents a new direction for the Company by bringing in-house the development of our technology and application to specific products. Previously, our collaborative agreements provided our technology licensing rights to other parties for their development into new products. Due to the large number of monoclonal antibodies already in existence, InNexus’ successful development of enhancements to existing antibodies presents a large opportunity to enter into additional similar agreements.
Research and Development: During the six months ended December 31, 2007, gross Research and Development expenses increased by $1,131,611, an increase of 120%. This was an anticipated increase consistent with the Company’s growth objectives. Of the total, there was no related party amount for the current year ($485,132 for the six months ended December 31, 2006).
With respect to the Research and Development activities, the following significant increases during the three months are directly related to the Company’s planned increase in R&D:
•	Compensation, benefits and consulting fees increased from $610,031 in 2006 to $1,018,518 in 2007 as the company ceased contractual research and development activities toward the end of the year and staffed the Mayo Clinic facilities with company employees.
o	Of the total compensation and consulting expenses (excluding benefits) in research and development for the six months ended December 31, 2007 of $933,182, 27% ($253,619) arose from stock based compensation, which represents a non-cash expense of the Company. This compares to stock based compensation of $10,965, or 6% of total compensation and consulting expense of $179,540 for the same period in 2006. The higher percentage of compensation comprised of stock options in the current quarter

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
reflects management’s efforts to incent personnel to provide additional value to the Company.
•	Research supplies increased by $169,139 from $14,850 in 2006 to $183,989 in 2007 as we completed new laboratory space and furnished it with modern equipment and supplies which allowed us to discontinue use of external development facilities.

•	Amortization expense increased by $93,674 from $82,287 in 2006 to $179,961 in 2007 resulting from the new laboratory equipment purchases for the new laboratory space in Arizona.

•	Scientific advisory board fees of $69,929 were recognized for the six months ending December 31, 2007 representing an increase from nil fees in the same period for 2006. The Scientific Advisory Board was implemented during the second quarter of fiscal 2007.

•	Rent expense increased by $85,845 to $239,045 in 2007 from $153,200 in 2006 as a result of InNexus completing its leasehold improvements in the fall of 2006 and fully occupying its office and laboratory facilities in Arizona in the current year.

•	Travel increased by $130,666 from $30,136 in the six months ended December 31, 2006. Scientific travel for conferences and training increased as we increased the number of our scientists and scientific advisory board members; in concurrence, executive travel related to development increased.
General and Administrative: During the six months ended December 31, 2007, General and Administrative expenses increased by $1,133,567, an increase of 93%. This anticipated increase is consistent with the Company’s growth objectives. Of the total, the related party amount was $89,703 for the six months ended December 31, 2007 ($83,798 for December 31, 2006).
The following significant changes in general and administrative expenses during the year are directly related to the Company’s planned growth and expansion into the new Arizona facility and include a changed focus on marketing and promotion to reduce investor relations expenses and an increase in professional fees due to the Company’s first significant development contract.
•	Compensation, benefits and consulting fees increased from $501,433 in 2006 to $1,216,044 in 2007 as the company ceased contractual employment and staffed the Mayo Clinic facilities with company employees. In addition, contractual fiscal year-end performance expenses are included in the 2007 expense amount.
o	Of the total general and administrative compensation and consulting expenses (excluding benefits) for 2007 of $1,171,014, 32% ($375,173) arose from stock based compensation, which represents a non-cash expense of the Company. This compares to stock based compensation of $179,563 or 38% of total compensation and consulting expense of $474,828 for the same period in 2006. The reduction in percentage of compensation paid as stock options partially reflects the Company’s intent to distribute a larger proportion of options to development personnel.
•	Rent increased by $76,368 (2007 — $138,943; 2006 — $62,575) as the Company completed construction and occupied the office and laboratory facilities located in Arizona.

•	Insurance increased from $10,269 in 2006 to $64,650 in 2007 as the Company instituted directors’ and officers’ liability and property damage policies.

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
•	Marketing and promotion increased by $108,068 from $1,934 in the prior year resulting from a changed strategy in investor relations resulting in more frequent speaking engagements by officers and public announcements.

•	Legal and accounting increased by $162,063 (2007 — $383,447; 2006 — $221,434). Increases resulted from increased accounting personnel and a higher level of legal activity for corporate governance activity as well as corporate structure and contract activity for the Royalty Pharma transaction.
Other items: In addition to the explanation of the two expenditure types above, the following items merit further discussion:
Total funded research and development expenditures under the Royalty Pharma contract amounted to $1,492,142 for the six months ended December 31, 2007. As these expenditures were funded by Royalty Pharma, they have been applied against the commitment for drug development and recognized as reimbursements received for development commitment in the operations. These expenditures consisted of $703,680 of operating costs and $788,462 of fixed asset acquisitions related to research and development under the Royalty Pharma contract.
During the six months ended December 31, 2007, the Company received interest income of $67,397 (December 31, 2006 — $78,637). More cash and cash equivalents were on hand during the prior period due to the private placement in August 2006 and cash proceeds from the development contract, as well as increased exercise activity of warrants and options throughout the fiscal year ended June 30, 2007.
Selected Annual Information

	Year ended	Year ended	Year ended
Expressed in $	June 30, 2007	June 30, 2006	June 30, 2005
Revenue	15,274	Nil	Nil
Net loss	5,172,010	2,932,875	2,177,521
Per share – basic and diluted	0.13	0.12	0.10
Total assets	7,489,030	1,365,446	710,720
Long-term liabilities	1,492,142	Nil	Nil
Dividend accrued on Preferred Shares – Series A	359,087	160,329	Nil
Summary of Quarterly Results

Expressed in $	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07	Q4-06	Q3-06

Revenue	16,959	Nil	15,274	Nil	Nil	Nil	Nil	Nil
Net (Loss) (1)	(2,045,476)	(915,071)	(2,215,445)	(1,326,307)	(716,949)	(913,309)	(1,121,320)	(640,916)
Per Share(2)	(0.05)	(.02)	(0.06)	(0.03)	(0.03)	(0.03)	(0.04)	(0.02)

(1)	Net loss per quarter and on a per share basis is the same as net loss before extraordinary items.

(2)	Diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.
Trend analysis:

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
Beginning in the second quarter of fiscal 2007, with results first being reported in the third quarter of fiscal 2007, the results of current management’s restructuring efforts began to be seen. New officers of the company began investing equity proceeds into the Company in securing and building out new office and laboratory facilities located on the campus of the Mayo Clinic in Scottsdale, Arizona, and development and administrative personnel were added to enable the Company to enter into a new type of revenue sharing agreement which would provide funds for additional development of existing intellectual property. This investment in personnel and facilities (and the resultant increase in general and administrative costs and fixed asset acquisitions) is first reflected in the increased net loss in the third quarter of fiscal 2007. The result of the investment in the fourth quarter of fiscal 2007 was the contractual agreement with Royalty Pharma, which provided US$3,000,000 of operating funds in July 2007. The proceeds of the agreement were used by the Company to increase its development efforts toward marketing new products using existing technology rights. The culmination of the Royalty Pharma agreement and its proceeds helped propel the Company toward increased investment and efficiency of the Company and was recently followed by the sale of a second antibody for development in February 2008 for US$2,500,000. The Company anticipates that its costs will increase proportionately to reflect the increased development activities related to the two sold products and preparation for additional sales, if any. The influx of cash, alongside the appointment of new scientific advisory board members, reknowned for their knowledge of antibody drug development, is representative of the Company’s positioning to facilitate larger scale development efforts in applying our technology to multiple antibody developments simultaneously.
Liquidity and Capital Resources
At December 31, 2007, the Company had working capital of $286,509, including $296,996 cash restricted for drug development, compared to working capital of $4,669,342 on June 30, 2007. The change reflects cash spent for development and general activities (see below).
Cash decreased by $4,451,811 from June 30, 2007 to December 31, 2007. The use of cash can be separated between cash use restricted for antibody development under the Royalty Pharma contract ($2,249,506 decrease in restricted cash) and cash used for other purposes, including development costs for anticipated additional contracts ($2,202,305 decrease in unrestricted cash). This nearly even separation represents the Company’s equal focus on development activities outside the Royalty Pharma contract (which is represented by the use of restricted funds).
The Company used unrestricted cash of $2,774,933 in its operating activities during the six months ended December 31, 2007 (2006 — $1,147,588) (see “Results of Operations” section for more details). The increase in operating cash reflects the Company’s planned increase in development activities in the current year resulting from the investment in physical facilities and equipment and the increase in personnel. In addition, for the six months ended December 31, 2007, the Company consumed cash of $839,468 in acquiring property, plant and equipment, for development activities at the Mayo Clinic MCCRB Building in Scottsdale, Arizona.
Through the second quarter of fiscal 2008, the Company did not earn any revenue from current operations and was highly dependent on additional capital to fund its operations. In the fourth quarter of fiscal 2007 and again in February 2008, the Company entered into sales agreement whereby significant operating revenues could occur. However, there is no guarantee that additional sales proceeds will occur, and there is no assurance that the Company will be able to meet the conditions of the contracts which will result in additional sales proceeds. Nor is there any assurance that additional sales contracts will follow.
The Company has traditionally relied and still relies on obtaining capital through the sale of its securities and expects to do so until it is able to secure adequate revenue from licensing its technology, or other operating activities. The sale of securities is highly dependent upon numerous conditions, such as the prevailing state of

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
capital markets, success in contractual negotiations with third parties, success of products using the Company’s technology and other factors, many of which are largely out of the Company’s control. The Company has, in the past, been successful in securing sufficient funds through the sale of its securities to meet its operating requirements, and anticipates that it will continue to do so, but there is no assurance that it will be able to raise sufficient capital to fund its operations through the sale of its securities on terms favorable to the Company or at all.
Commitments
1.	In June 2007, the Company completed a sale of advance revenue rights for an undeveloped product. Concurrently, a sale of common shares occurred with the same party to the sale. Total proceeds of $3,196,815 recognized for the sale and placement must be used by the company on the development of the specified future product until agreed upon milestones of the agreement have been mutually agreed to have been met or abandoned. As of December 31, 2007, $296,997 remains for use on the development agreement.
On February 7, 2008, the Company completed a second sale of advance revenue rights for a second undeveloped product. Total proceeds of $2,528,750 (US$2,500,000) were received for the sale; the proceeds are restricted for development of the selected product until agreed upon milestones of the agreement have been mutually agreed to have been met or abandoned.
2.	On September 27, 2006, the Company signed a non-cancelable operating lease agreement for its laboratory and office space located in Scottsdale, Arizona. The agreement calls for US$55,902 per month through September 2016.
Anticipated minimum annual rental payment under the agreement (US$):

2008	$335,412
2009	670,824
2010	670,824
2011	670,824
2012	670,824
Thereafter	2,851,002

$5,869,710

3.	In November 2007, the Company entered into a two year sub-lease of a portion of its laboratory space. The lease will produce revenues of US$10,272 per month through November 2009. Rental revenue recognized under the sub-lease was CAD$15,945 for the six months ended December 31, 2007.
4.	In February 2008, the Company’s Board of Directors agreed to pay, subject to regulatory approval, compensation to the Company’s Chief Executive Officer (“CEO”) in recognition of his efforts in securing the Royalty Pharma transaction for the Company. Under the terms of the agreement, the CEO is entitled to receive compensation equal to 7% of the proceeds received by the Company under the Royalty Pharma transaction (the “Compensation Bonus”). Under the terms of the Royalty Pharma agreements, Royalty Pharma may be required to pay up to US$35.5 million to the Company, of which US$5.5 million has been paid to date. The Compensation Bonus is payable subject to the availability of funds in cash or, subject to TSX Venture Exchange approval, the issuance of up to 7,476,793 special compensation warrants at a deemed price of $0.22. Each compensation warrant will entitle the CEO, subject to certain vesting conditions, to acquire one common share of the Company at a price of $0.01 or greater amount as the CEO, the Company and/or the TSX Venture exchange may agree upon. In February 2008, the Company paid US$243,600 toward the bonus commitment.
Related party transactions:
In the six months ended December 31, 2006, the Company incurred expenses of $485,132 for research activities obtained by the founding scientist, his spouse who served on our Board of Directors through December 2006, and their research Company, all of whom were instrumental in the founding of the Company’s technology.
The Company also incurred general and administrative consulting fees for related parties of $89,703 (2006 — $83,798). The related parties in 2006 included two former directors and the spouse of a current director. In the current period, the amount represents stock based compensation for the corporate secretary.
Changes in Accounting Policies
There were no changes in the Company’s accounting policies during the year ended June 30, 2007.
In March 2007, the CICA issued Handbook Section 3862, Financial Instruments. Disclosures., which replaces CICA 3861 and provides expanded disclosure requirements that provide additional detail by financial assets and

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
liability categories. This standard harmonizes disclosures with International Financial Reporting Standards. The standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for us. We are currently evaluating the impact of this standard.
In March 2007, the CICA issued Handbook Section 3863, Financial Instruments. Presentation. to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset. This standard harmonizes disclosures with International Financial Reporting Standards and applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for us. We are currently evaluating the impact of this standard.
Equity Securities Issued and Outstanding
The Company had 52,598,253 common shares authorized, issued and outstanding as of December 31, 2007 (53,734,616 at February 11, 2008).
As of December 31, 2007 and February 11, 2008, the Company had authorized, issued and outstanding 1,646,395 prepaid stock purchase warrants which are convertible at the option of the holders into an equal number of the Company’s common shares without additional cash consideration. The company considers the prepaid warrants as equivalent to common shares for the purpose of computing losses per share.
At December 31, 2007 and February 11, 2008 the Company had 2,258,594 outstanding exchangeable preferred shares issued by InNexus Exchange Corp., which at the option of the holder, are convertible into an equal number of common shares of the Company at no additional consideration. At December 31, 2007 and February 11, 2008, 1,175,156 of the exchangeable preferred shares issued remained in escrow.
In conjunction with the Convertible Preferred Share financing completed by the Company in October 2005, there were 22,565 convertible preferred shares issued and outstanding at December 31, 2007 and February 11, 2008. There were no conversions during the six months ended December 31, 2007. 9,026,000 common shares of the Company have been allotted for future conversion.
5,889,069 stock options with exercise prices ranging from $0.21 to $0.92 as well as 13,110,020 share purchase warrants (100% equivalent units) with exercise prices ranging from $0.25 to $1.34 were outstanding as at December 31, 2007. As of February 11, 2008, an additional 25,000 options with an exercise price of $0.15 were granted (total 5,914,069) with no option or warrant exercises subsequent to June 30, 2007. The Warrant Certificate entitles the holder to surrender the warrant and to receive in exchange a lesser number of shares than the holder would have received had the holder paid cash to exercise the warrant, and the reduction of common shares received by the holder is equivalent, at the market price on the exercise date, to the amount of cash that would have been paid to exercise the warrant.
Current Outlook and Business Risk Factors
The following section contains “forward looking statements.” See “Special Note of Forward Looking Statements.”
Within the last eighteen months, we have transformed nearly every aspect of our company and how we do business. The decision to focus on product development gave us great clarity to our mission. We built a team of industry and regulatory expert leaders, an interactive and engaged Scientific Advisory Board, a team of commercially experienced scientists and added to our Board of Directors a group of highly qualified

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
independent individuals. We built state-of-the-art R&D laboratories on the Mayo Clinic campus and staffed them with a team of qualified professionals focused on the development of DXL™ products. We secured an excellent long-term partner in Royalty Pharma and also obtained significant funding through equity placements and payments under the Royalty Pharma transaction. And, perhaps most significantly, we launched our first-ever product — DXL625 (CD20) for non-Hodgkin’s lymphoma (NHL) followed closely by our second product launch — DXL 702 (HER2/neu) targeting breast cancer.
As a result, we entered fiscal year 2008 and continue as a fundamentally changed company – one that has now largely made the shift from a more passive technology licensing company to a dynamic — and fully operational — drug development company. In the coming year, as we continue to progress our company, we believe we are well positioned to take advantage of market trends as antibody-based products are widely expected to be the primary source of growth in the Biotechnology industry over the next decade. Within this space, cancer therapeutics are expected to be the fastest growing type of product and we also believe our DXL™ technology gives us a significant strategic advantage in developing new antibody-based cancer therapeutics, such as our DXL625 (CD20), DXL702 (HER2/neu), as well as other DXL™ based products.
Technology platform companies face many and varied risks, many of which are the same industry risks faced by companies in direct research and development of pharmaceutical products. While InNexus strives to manage such risks to the extent possible and practical, risk management cannot completely eliminate risk. The following factors are those the Company’s management believes are most important in the context of the Company’s business.
We are establishing a biotechnology development business and there are no potential, developed or approved products incorporating our Dynamic Cross Linking (DXL™) technologies. We currently rely solely on one DXL™ technology, and if our product development efforts are unsuccessful, our ability to generate revenues, cash flows and earning will be impaired or non-existent. In addition, we have a history of losses and anticipate that we will continue to incur losses for the foreseeable future. Traditionally, we have been dependent on our collaborators’ efforts to perform research and development activities. During the past year, we built and staffed our new laboratory facilities in order to retain our development efforts within the Company. If we are unable to develop monoclonal antibody based products utilizing our DXL technology platform, we will not be able to achieve profitable operations. As a result, we need to raise additional capital at favorable terms to fund our operations. The lack of additional capital or profitable products stemming from either internal development or collaborative arrangements could dilute our shareholders’ equity or eventually compel the Company to liquidate.
We are dependent upon our key personnel, the loss of whom would make it difficult to manage our business operations and may jeopardize the development of new products. Any potential products resulting from our DXL™ technology will require research and development and significant testing before they may be marketed commercially. Furthermore, it is uncertain whether any potential products will require regulatory approval, which can be a long process, which could delay approval and our ability to market the product and generate revenues. Our technology may also become obsolete or otherwise fail to keep pace with the industry’s evolving requirements. Failure to obtain market acceptance for products would negatively impact our revenue and ability to operate profitably.
The Company has received an allegation of wrongful termination of an employee and allegations of contract breach with independent contractors. Though all litigation contains inherent uncertainty, the Company does not currently believe that the resolution of either of these legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows in the future.

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007
Our propriety technology may require unpredictable and costly protection. Failure to protect our technology could result in additional competition for our potential products from third parties using our technology. In addition, claims of infringement on propriety rights of third parties may prevent us from marketing our technology or using it to develop products. Or we may be required to enter into a license agreement to do so. These situations may negatively impact our ability to generate revenues, cash flows and earnings.
We could be exposed to significant liability claims if we are unable to obtain insurance at acceptable costs and adequate levels, or otherwise protect ourselves against claims. Also, our business may be materially affected by cost-containment efforts of governmental and third party payers to reduce costs of health care, such as pricing restriction on pharmaceutical products, including ours.
The market price of the Company’s common shares could be subject to wide fluctuations in response to, and may be adversely affected by, quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations. We are also subject to currency exchange rate fluctuations between the Canadian, US and Barbadian dollars. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. No dividends have been paid to date on the Company’s common shares. The Company anticipates that for the foreseeable future the Company’s earnings, if any, will be retained for use in its business and that no cash dividends will be paid on the common shares.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the controls in place give reasonable assurance that relevant and reliable financial information is available for reporting and for the preparation of interim and annual financial statements in accordance with Canadian GAAP.
Disclaimer
The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents file on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.